Exhibit 99.2

TechFaith Schedules 2Q 2015 Financial Results Conference Call

Beijing, China, September 18, 2015 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced that it will hold a conference call to discuss the Company’s financial results for the second quarter of 2015 and its business outlook.

The dial-in number for the live audio call, which will begin on Thursday, September 24, 2015 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Thursday, September 24, 2015 in Beijing), is +1-866-515-2912 or +1-617-399-5126. The conference call passcode is 65963380. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 93510463. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) is a China-based mobile solutions provider for the global mobile handsets market, with a focus on the original design and development of specialized mobile handsets under its customer’s brands and its own brands for consumers and enterprises, and the sales of finished products to local and international customers. Starting in 2008, the Company began investing in the construction of buildings and facilities in its expanding real estate portfolio in China as part of its growth and diversification strategy. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China:	In the U.S.:

Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com